

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 28, 2008

Mail Stop 7010

<u>Via U.S. mail</u>

Steven G. Bunger
President, Chief Executive Officer and Chairman of the Board
Mobile Mini, Inc.
7420 South Kyrene Road, Suite 101
Tempe, Arizona 85283

Re: **Mobile Mini, Inc.**
Preliminary Proxy Statement on Schedule 14A – Amendment No.1
Filed on May 14, 2008
File No.: 001-12804

Dear Mr. Bunger:

We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We have reviewed the supplemental materials provided to us by Oppenheimer's counsel.

    - On pages 5 and 6 of the presentation, the Mobile Storage stockholders' pro forma ownership reflects a slightly different number than the fully diluted ownership percentage disclosed in the prospectus. Please explain why this number differs from the 19.1% figure.

    - Please explain the difference between the number of Shareholders' Equity for the year ended December 31, 2007 as reflected on page 34 of the presentation materials, and the same figure disclosed in the selected unaudited pro forma condensed combined financial data found on page 19 of the proxy.

2. We note from your response to comment 2 of our prior letter that you provided the Aggressive Forecast to WCAS. Please include your Aggressive Forecast in your revised proxy statement. Alternatively, please provide to us a detailed legal analysis that explains why this forecast is not material.

3. We note your response to comment 3 of our prior letter. We reissue this comment.

4. In note 2 of the unaudited pro forma condensed combined financial statements, you refer to "significant costs" expected to be incurred in connection with the merger. Please revise your summary to explain these significant costs and use quantification in your revised disclosure, if material. Please make corresponding changes to other sections of your proxy statement, if necessary.

The Merger, page 27
Background of the Merger, page 27

5. We note your revised disclosure in response to comment 15 of our prior letter. Please revise further to disclose the anticipated cost synergies that were discussed. Use quantification in your revised disclosure, if material.   In addition, please discuss more fully the "potential strategic merits of a business combination," as your revised disclosure appears silent on this matter.

6. We note your response to our prior comment 16. Please revise further to give stockholders better insight into the substance of the discussions and meetings you disclose on pages 27 through 31, where the parties determined the material terms of the merger agreement.

Reasons for the Merger…, page 31

7. We note your revised disclosure in response to comment 17 of our prior letter. Please revise further to explain in sufficient detail what you mean by:
    - "excluding one-time merger-related expenses" in the sixth bullet and why you are excluding these expenses in your consideration of accretion; and
    - "manageable" in the seventh bullet.

Opinion of Mobile Mini's Financial Advisor, page 32

8. We note your response to comment 19 of our prior letter. Your disclosure on page 34, however, states that the summary is not a complete description of Oppenheimer's opinion or the financial analyses performed and factors considered by Oppenheimer. Please revise further to clarify in your proxy statement that your summary describes the material information in Oppenheimer's opinion, the material analyses performed and material factors considered by Oppenheimer.

9. We note your disclosure on page 35 that the "illustrative market value of the aggregate consideration" refers to $166.5 million. Yet, it appears that you used $146.5 million for the illustrative market value of the aggregate consideration in

your Selected Company Analysis and Selected Precedent Transaction Analysis discussions. Please revise or explain in your document why the amounts differ.

Anticipated Accounting and Tax Treatment, page 39

10. Please revise your discussion to help investors better understand what the tax consequences mean with respect to your inability to step up the tax basis to reflect the purchase price of the value of the assets.

Financing, page 39

11. Please disclose the annual and customary fee that you will pay to Deutsche Bank AG to act as administrative agent.

The Agreement and Plan of Merger, page 41

12. We have read the list that you provided to us supplementally in response to comment 33 of our prior letter. Since the heading of each Target Disclosure schedule is not necessarily indicative of the content of a schedule, please revise the list to provide us with a brief summary of the content of each Target Disclosure schedule with the exception of schedules listed as #9 and #10.

Non-GAAP Measures, page 87

13. We note in your revised disclosures that you believe EBITDA and adjusted EBITDA are useful measures to an investor in evaluating operating performance because they are widely accepted financial indicators of a company's ability to service its debt. An investor using the measures for this purpose would be viewing them as liquidity measures. Please provide a reconciliation to the most comparable GAAP liquidity measure. If you do not believe this is appropriate, please tell us why.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melinda Hooker, Accountant, at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3708 with any other questions.

Sincerely,

Lesli Sheppard
Special Counsel

cc: **Via Facsimile @ (212) 354-8113**

John Reiss, Esq.
Daniel Latham, Esq.
David Johansen, Esq.
White & Case LLP
1155 Avenue of the Americas
New York, NY 10036-2787